

03 JUN 25 AM 7:21



03024112

11 June 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
**Washington**
D.C. 20549

**Attention : Filings Desk**

SUPPL

Dear Sir

**Re: Sage Group Limited – File No. 82-4241**
**Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

We refer to the above and enclose a copy of Corporate Update.

Please acknowledge receipt of this by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

Yours sincerely



**D.B. GREEN**

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Received by: ____________________ Date: ____________________

C:\CMason\SEC USA.doc

dlw 6/30

**SAGE GROUP LIMITED**

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06

# Sage Group Limited

(Incorporated in the Republic of South Africa)

(Registration number 1970/010541/06)

Share code: SGG ISIN: ZAE000006623

**("Sage Group")**

## CORPORATE UPDATE

Since the distribution of the annual reports of Sage Group and Sage Life Limited ("Sage Life") for the year ended 31 December 2002, there have been several material developments which, together with a trading update, are the subject of this announcement.

### Capital Raising

At the General Meeting of shareholders of Sage Group on Thursday, 29 May 2003 (investors are referred to the separate announcement on this subject on 30 May 2003), the necessary resolutions relating to the R350 million capital raising exercise by Sage Group, were approved by shareholders. All the conditions precedent in terms of the specific issue of new shares in Sage Group to a consortium of investors represented by and including AVASA Holdings Limited (the AVASA consortium), and in terms of the rights offer to Sage Group shareholders, have been fulfilled. The specific issue for cash of 69 696 970 Sage Group shares at a price of R1,65 per share will raise R115 million on or about 13 June 2003. The renouncable rights offer in respect of 142 424 242 Sage Group shares at a price of R1,65 per share in order to raise R235 million, is expected to be concluded on or about 7 July 2003.

### Equity Linked Notes ("ELN's"):

Hedging of Currency Risk

In line with the Sage Group policy of hedging currency risk where appropriate, transactions have been concluded to hedge the US$65 million ELN's liability at an average spot rate of R7,48 to the dollar.

Repurchase of ELN's

ELN's having a nominal value of approximately US$5 million have been repurchased by Sage Group, for cancellation thereafter, to capitalise on the discount of approximately 15% at which the ELN's are currently priced in the market.

## International Interests

As previously announced, Sage Group disposed of Sage Life (Bermuda) Limited to Old Mutual Plc. The transfer of the business has been completed and arrangements have been concluded for the ongoing servicing of policyholders of the Bermuda branch of Sage Life, South Africa. .

Agreement in principle has been reached with Swiss Re Life and Health US ("Swiss Re") for the acquisition by Swiss Re of the Group's interest in Sage Life Assurance of America Inc ("Sage Life USA") for a nominal consideration. Subject to regulatory approval of this transaction, Swiss Re will consequently take full control of Sage Life USA . Sage Life USA will continue to service existing policyholders. Sage Group will continue with the winding-down of the ancillary activities in the US and it is expected that all outstanding matters will be resolved within the next few months as provided for within the financial statements as at 31st December 2002.

## Trading Update

New Business

The uncertainties surrounding the Group prior to the announcement of the 2002 financial results and other developments materially affected new business results in the first five months of the current year. New business was also impacted in line with the life assurance and investment industries by weak domestic and global equity markets and generally uncertain and volatile economic conditions.

Total new business for the first five months of the current year to 31 May 2003 (the latest available reporting date) showed a decline of 21,7% to R145,4 million compared to the same period in the previous year in terms of Annual Premium Equivalent (annualised recurring premiums and 10% of single premiums). Total new business in the Individual division declined by 30,6% while the Employee Benefits division showed an increase of 17%.

Unit sales by Sage Unit Trusts for the period 1 January to 31 May 2003 reduced slightly to R1 452,5 million (R1 644,4 million in the comparable period in the previous year). Repurchases continue at high levels in line with the industry trend, resulting in a net outflow of R143 million for the period.

The capital raising and other recent developments in the Group have been well received internally and by intermediaries and clients. In the light of this it has been decided to remove the penalty imposed on surrenders since December 2002.

Expense Management

Within the SA operations, expenses of management to the end of April 2003 have been contained to a growth of 1,4% on a comparative basis over last year. Further steps have been taken to rationalize certain activities and some additional cost savings are expected. These may, however, be offset to some extent by additional developmental expenses to be incurred in the restructuring of local operations.

Policy Discontinuances

Discontinuances of policies through lapsing and surrenders within Sage Life increased during the first 5 months of the year; the number of policies lapsed increased by 6,4% and the number of policies surrendered by 23,2% compared to the same period last year. In force annualised premiums, however, have continued to increase, reaching R1 009 million at the end of May 2003 compared to R972 million at May 2002.

Equity Market Movements

As with all life assurers and unit trust operations, fees based on asset values have been materially impacted by the downturn in equity values over the first quarter in spite of good relative performance. Shareholder funds in Sage Life, however, have been partially protected due to the investments in ABSA Group Limited and property, which have held their values relative to the market.
The Sage Group financial results for the interim reporting period (six months ending 30 June 2003) will be affected by the decline in new business levels and in particular by the impact of weak equity market performance on policyholder and unitholder portfolios. On the other hand, the negative impact of the international activities has been eliminated.
5 June 2003
Grant Thornton Kessel Feinstein Corporate Sponsors (Pty) Ltd
Sponsor